Exhibit 99.1

Genius Group increases Bitcoin Treasury

to total purchase of 214 Bitcoin for $20 million

SINGAPORE, December 17, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that it had increased its Bitcoin purchases for its Bitcoin Treasury by an additional $2 million to 214 Bitcoin for $20 million, at an average price of $93,586 per Bitcoin.

The total purchase of $20 million of Bitcoin has been made within a month of the Company’s announcement in November of its “Bitcoin-first” strategy where it is committing 90% or more of its current and future reserves to be held in Bitcoin, with an initial target of $120 million in Bitcoin.

The Company is building a Bitcoin-first education platform to complement its Bitcoin Treasury Strategy and made the following announcements at its Investor Meeting held live at Bitcoin MENA 2024 in Abu Dhabi and on X spaces Tuesday, December 10, 2024:

●	The launch of the Genius Bitcoin Academy and Genius Blockchain Academy, with a series of micocourses, microdegrees and certifications to be launched in January 2025, featuring authors, experts and podcasters within the global Bitcoin and Blockchain communities.

●	A partnership with UK-based Applied Blockchain to launch the Company’s next generation edtech platform, with the Company’s GEM (Genius Education Merits) in-platform student credits linked to the value of Satoshis (a fractional unit of Bitcoin) and Certifications on the Lightning Network. The Lightning Network, via RBG, enables smart contracts on a Bitcoin-based decentralized network.

●	Title Sponsor of the FutureFi Summit, Sponsor of the Intuitional Summit and main conference of Consensus Hong Kong, 2025, presented by CoinDesk and scheduled for February 18-20, 2025

●	Title Sponsor of the Bitcoin Investor Day, sponsor of the Paris Blockchain Week, and Title Sponsor of the VIP Dinner, featuring the Genius Awards, held at the Louvre Pyramid, scheduled for April 7-10, 2025

●	Title Sponsor of the Bitcoin Adoption Summit, Sponsor of the Wealth Management Day and main conference of Consensus Toronto, 2025, presented by CoinDesk and scheduled for May 14-16, 2025

●	Title Sponsor of the Deep Whale Lounge and Sessions Stage and Moon Sponsor of Bitcoin Asia, presented by BTC Inc and scheduled for August 28-29, 2025 in Hong Kong.

Attendance of these industry events are in addition to the Company’s recently announced Title Sponsorship of the Deep Whale Lounge and Sessions Stage and Moon Sponsor of Bitcoin 2025, presented by BTC Inc and scheduled for May 27-29, 2025 in Las Vegas.

These announcements are part of the Company’s ongoing plans to grow its leadership position as a Bitcoin-first, AI-powered education company, building its student base and faculty preparing for the exponential economies of the future while building its Bitcoin Treasury.

The Company is also exploring different sources of capital, including, but not limited to, commercial loans on market terms to facilitate its purchase of Bitcoin for its Bitcoin Treasury.

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or any exemption therefrom.

Investors can review the recording of the meeting at: https://www.geniusgroup.ai/

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.net/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Risks factors may include, but are not limited to, the Company’s ability to raise capital on favorable terms, as well as the risks of investing in Bitcoin which may include, among other things, fluctuations in value of Bitcoin caused by various factors including general market and economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us